Filed by Genuine Parts Company

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: Genuine Parts Company

Subject Company: Genuine Parts Company

SEC File No.: 001-05690

Date: April 12, 2018

The following letter was distributed by Genuine Parts Company to customers of the S.P. Richards business:

April 12, 2018

Dear Valued S.P. Richards Customer:

We are pleased to share some exciting news with you regarding the next chapter in our business’ history. Today, we announced a definitive agreement to combine the S.P. Richards business with Essendant, a leading distributor of business products. Together, S.P. Richards (including the Safety Zone, Impact Products, Malt Industries and Garland C. Norris businesses) and Essendant will form a stronger, more competitive company with greater scale and service capabilities and an enhanced ability to support our customers and the independent dealer channel. The press release we issued can be found on our website at http://genuineparts.investorroom.com/.

Essendant is headquartered in Deerfield, Illinois and provides its customers with access to over 170,000 items, including janitorial and breakroom supplies, technology products, traditional office products, industrial supplies, cut sheet paper products, automotive products and office furniture. Like S.P. Richards, Essendant serves a diverse group of customers, including independent resellers, national resellers and e-commerce businesses, all of which will benefit from our improved capabilities and resources as a combined company.

We have tremendous respect for Essendant and believe the combination with S.P. Richards’ strong, diversified business and talented team will bring together two highly complementary cultures with a shared focus on serving customers. The significant expected benefits for customers include:

•	Greater resources to support and partner with the independent dealer channel and resellers in other sales channels, and invest to drive enhanced value for customers, consumers and shareholders;

•	Optimized product assortment of branded and private-label products across a broad set of categories;

•	Enhanced capability to develop and offer innovative solutions to our customers, including value-added marketing and analytics to drive demand; and

•	Consolidated distribution network with greater efficiencies throughout the entire supply chain.

We are confident that by combining resources, leadership, operational expertise and the unique strengths of both businesses, we will be better positioned to compete and help our customers succeed in the face of a challenging and rapidly evolving business products market.

The combined company, which will be called Essendant, will be led by a proven team that reflects the management strengths and capabilities of both businesses. Upon close of the transaction, Ric Phillips and Janet Zelenka of Essendant will respectively serve as Chief Executive Officer and Chief Financial Officer of the combined company, and I, Rick Toppin, will serve as Chief Operating Officer. The new company will maintain headquarters in Atlanta and Deerfield.

Corporate Headquarters – 6300 Highlands Parkway, Smyrna, GA 30082 Telephone 770-436-6881

While we are excited about the opportunities this transaction creates, this announcement is just the first step. We expect the transaction to close before the end of 2018, subject to customary closing conditions and regulatory approvals. Until then, S.P. Richards remains a Genuine Parts Company business and will continue to operate independently from Essendant.

Rest assured, there are no changes to your program agreements or our service, distribution centers or delivery schedules as a result of this news, and your usual contacts at S.P. Richards remain the same. We’ve attached an FAQ, which should help answer any immediate questions you may have, but please don’t hesitate to reach out to your normal S.P. Richards contact with any additional questions.

Again, we believe that forming this new company will greatly benefit our customers for the long-term. We value our relationship with you and look forward to continuing to serve you as an even stronger company.

Sincerely,

Rick Toppin	Bryan Wight	Don Mikolasy
President and CEO	Senior Vice President	Senior Vice President, Sales

Cautionary Statement

This document contains forward-looking statements, including statements regarding the proposed business combination transaction between Genuine Parts Company (“GPC”) and Essendant, Inc. (“Essendant”) in which GPC will separate its Business Products Group and combine this business with Essendant. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements often contain words such as “expects,” “anticipates,” “estimates,” “intends,” “plans,” “believes,” “seeks,” “will,” “is likely to,” “scheduled,” “positioned to,” “continue,” “forecast,” “predicting,” “projection,” “potential” or similar expressions. Forward-looking statements may include references to goals, plans, strategies, objectives, projected costs or savings, anticipated future performance, results, events or transactions of Essendant or the combined company following the proposed transaction, the anticipated benefits of the proposed transaction, including estimated synergies, the expected timing of completion of the transaction and other statements that are not strictly historical in nature. These forward-looking statements are based on management’s current expectations, forecasts and assumptions. This means they involve a number of risks and uncertainties that could cause actual results to differ materially from those expressed or implied here, including but not limited to: the ability of GPC and Essendant to receive the required regulatory approvals for the proposed transaction and approval of Essendant’s stockholders and to satisfy the other conditions to the closing of the transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of GPC and Essendant to terminate the Merger Agreement; negative effects of the announcement or the consummation of the transaction on the market price of GPC’s or Essendant’s common stock and/or on its business, financial condition, results of operations and financial performance; risks relating to the value of the Essendant shares to be issued in the transaction, significant transaction costs and/or unknown liabilities; the possibility that the anticipated benefits from the proposed transaction cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing consent and/or other provisions that may be triggered by the proposed transaction; risks associated with transaction related litigation; the possibility that costs or difficulties related to the integration of the businesses will be greater than expected; and the ability of the combined company to retain and hire key personnel. There can be no assurance that the proposed transaction or any other transaction described above will in fact be consummated in the manner described or at all. Stockholders, potential investors and other readers are urged to consider these risks and uncertainties in evaluating forward-looking statements and are cautioned not to place undue reliance on the forward-looking statements. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, please see GPC’s and Essendant’s reports on Forms 10-K, 10-Q and 8-K filed with or furnished to the SEC and other written statements made by GPC and/or Essendant from time to time. The forward-looking information herein is given as of this date only, and neither GPC nor Essendant undertakes any obligation to revise or update it.

Additional Information

In connection with the proposed transaction, Essendant will file with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus of Essendant, and Rhino SpinCo, Inc. (“SpinCo”) a wholly owned subsidiary of GPC created for the proposed transaction, will file with the SEC a registration statement on Form 10. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the registration statements and the proxy statement/prospectus free of charge from the SEC’s website or from GPC or Essendant. The documents filed by SpinCo with the SEC may be obtained free of charge at GPC’s website at www.genpt.com, at the SEC’s website at www.sec.gov or by contacting GPC’s Investor Relations Department at (678) 934-5000. The documents filed by Essendant with the SEC may be obtained free of charge at Essendant’s website at www.essendant.com, at the SEC’s website at www.sec.gov or by contacting Essendant’s Investor Relations Department at (847) 627-2900.

Participants in the Solicitation

GPC, Essendant and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about GPC’s directors and executive officers is available in GPC’s proxy statement for its 2018 annual meeting of shareholders, which was filed with the SEC on February 27, 2018. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, the proxy statement/prospectus and other relevant documents to be filed with the SEC regarding the proposed transaction. Information about Essendant’s directors and executive officers is available in Essendant’s proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on April 12, 2017, its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 21, 2018, and its Current Reports on Form 8-K, which were filed with the SEC on May 2, 2017, June 13, 2017, July 17, 2017, October 25, 2017, December 28, 2017 and March 8, 2018.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.